EXHIBIT 99.1

ALIO GOLD ANNOUNCES SIGNIFICANT IMPROVEMENT AT FLORIDA CANYON MINE AND REPORTS FOURTH QUARTER AND FULL-YEAR 2019 RESULTS

(all in US$ unless otherwise noted)

VANCOUVER, British Columbia, March 18, 2020 (GLOBE NEWSWIRE) -- Alio Gold Inc. (TSX, NYSE AMERICAN: ALO) (“Alio Gold” or the “Company”) today reported its fourth quarter and year end 2019 results.

2019 Overview and Recent Key Developments

  2019 Full-Year Consolidated Gold production1 of 78,838 ounces at cash costs1,2 of $1,185/oz.
  Announced the sale of the San Francisco Mine to Magna Gold Corp. (“Magna Gold”) on March 6, 2020.
  Florida Canyon Q4 2019 operational metrics significantly improved, achieving record quarterly processing rates, and the lowest total per tonne operating cost since acquiring the mine.
  2020 guidance for Florida Canyon of between 60,000 and 70,000 ounces of gold production1 at cash costs1,2 between $975/oz and $1,075/oz.
  Cash and cash equivalents of $16.6 million, and net working capital3 of $48.6 million as of December 31, 2019.

“Our fourth quarter results at Florida Canyon showed significant improvement and were markedly better than those achieved in the middle of the year, confirming that Florida Canyon is indeed turning the corner.  In the fourth quarter we were able to mine 31% more tonnes per day, process 48% more tonnes per day, and deposit 37% more gold on the leach pad than in the third quarter.  These incremental improvements drove our overall operating costs in the quarter down, to less than $7 per tonne, which is an exceptional achievement,” said Mark Backens, President and CEO. “With our second heap leach pad now receiving ore, we are providing additional disclosure on Florida Canyon’s 2020 production profile; although we note that the fast-evolving reality with regards to managing the COVID-19 pandemic may require significant operational changes which could cause this outlook to change meaningfully. Finally, earlier this month we announced the sale of the San Francisco Mine to Magna Gold.  We anticipate closing of that transaction later this month.”

Managing Risks Related to COVID-19
To date, the Company has had no known or suspected cases of COVID-19 infection at any of its sites, nor at its corporate office in Vancouver.  Production at Florida Canyon is continuing as per schedule and we are focused on protecting the safety of our workforce and our community.  A robust plan has been developed to deal with potential interruptions to supply chains and the movement or availability of personnel, including any need to temporarily limit activities to only those deemed essential for health, safety and environmental reasons.  To this end, following the recommendations of public health authorities, we have instituted numerous social distancing measures throughout the Company, including working from home, eliminating travel of any kind, and restricting access to our sites.  Further, we are increasing efforts to clean and sanitize common areas as well as providing training and information to our employees to reduce the risk of exposure and transmission of the virus.

The health and well-being of our team and our communities continues to be our primary focus as we collectively work to manage through this pandemic.

Production and Financial Summary

($ thousands, except where indicated)	Three months ended December 31		Year Ended December 31
	2019	2018	2019	2018
Gold produced (ounces)	16,337	23,214	78,838	83,634
Gold sold (ounces)	16,566	21,985	80,530	82,598
Metal revenues ($)	24,668	27,015	111,541	104,527
Net (loss) earnings from operations ($)	(6,297)	(22,007)	(135,419)	(29,222)
Net (loss) earnings ($)	(6,853)	(16,838)	(136,223)	(14,044)
Net (loss) earnings per share, basic ($)	(0.08)	(0.20)	(1.61)	(0.21)
Cash flows (used in) provided by operating activities [a] ($)	(354)	(1,758)	235	(18,393)
By-product cash costs [1,2] (per ounce) ($)	1,267	1,176	1,185	1,055
AISC [1,4] (per ounce) ($)	1,483	1,468	1,349	1,338
Average realized gold price per gold ounce [b] ($)	1,378	1,233	1,333	1,280

a After changes in non-cash working capital
b The average realized gold price includes realized (loss) gain on derivatives

Florida Canyon Mine (100%-owned)

During Q4 2019, the Florida Canyon Mine produced 9,241 ounces of gold and 6,226 ounces of silver. Ore production for the quarter totaled approximately 2.1 million tonnes, a 47% increase over the previous quarter, and gold ounces to process increased by 37%. Waste tonnes mined increased by approximately 15% during Q4 2019 compared to Q3 2019. These increases were largely driven by the new loading and hauling equipment that was phased into production over Q4 2019. Further gains in future mine production are expected as more efficient mining areas are made available. During the previous quarters when production was severely impacted by low fleet availability, mining areas were reduced in size resulting in loss of efficiency. Mining activity during Q4 2019 and Q1 2020 has focused on improving the configuration, access and size of the mining areas to increase productivity and efficiency.

Crusher production increased by 662,000 tonnes or 48% during Q4 2019 compared to Q3 2019. Metallurgical recovery continues to meet expectation.

Capital programs continued to advance during Q4 2019. The storm water diversion channel was essentially completed at a capital cost of $2.9 million and construction of the new heap leach pad (“SHLP II”) was initiated.

Capital for the SHLP II project was funded by a $15.0 million debt facility by Sprott.

Fiscal 2019 capital expenditures for SHLP II totaled approximately $6.5 million or 43% of the total planned project capital budget. During Q4 2019, site preparation was completed, and all liner and piping materials were received at the mine. Production of low permeability under-liner material and over-liner materials progress according to plan. Liner placement was initiated in January 2020.

Mine production and cost guidance for fiscal 2020 were provided during Q4 2019. Further to that disclosure, quarterly production, cash cost and capital spending at Florida Canyon are provided in the following table:

	Q1 2020	Q2 2020	Q3 2020	Q4 2020	Fiscal 2020
Production (ozs)	10,000 - 12,000	12,000 - 15,000	15,500 - 18,000	22,500 - 25,000	60,000 - 70,000
Cash Cost (per oz) [2]	$1,130 - $1,230	$1,025 - $1,125	$915 - $1,015	$815 - $915	$975 - $1,075
Capital Spending [a]	$8.0	$10.0	$4.0	$3.0	$25.0

a In $ millions

The production profile is weighted to the latter half of fiscal 2020 due to the contribution of SHLP II becoming fully operational during Q2 2020. The mine is permitted to allow phased commissioning of the pad which is illustrated by the increasing quarter over quarter production during fiscal 2020. As noted earlier, the COVID-19 pandemic may require significant operational changes which could cause this outlook to change meaningfully.

San Francisco Mine (100%-owned)

On March 6, 2020, Alio Gold announced the sale of the San Francisco Mine to Magna Gold. Under the terms of the agreement Alio Gold will receive 9,740,000 shares of Magna Gold upon closing, and an additional $5.0 million in cash (or in certain circumstances a 1% NSR royalty) within one year.

Financial performance

Please refer to the Company's financial statements, related notes and accompanying Management Discussion and Analysis for a full review of the San Francisco and Florida Canyon operations and Ana Paula Project. These documents can be viewed on the Company’s website at www.aliogold.com, on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

About Alio Gold

Alio Gold is a gold mining company. We are focused on the safe and profitable production of gold from our cornerstone asset, the 100% owned Florida Canyon Mine in Nevada, USA. The Company also owns the development stage Ana Paula Project in Guerrero, Mexico.

Footnotes:

  Production and costs include the Florida Canyon Mine and the San Francisco Mine.

  Non-GAAP Measures: Cash cost per gold ounce and cash cost per gold ounce on a by-product basis.

  Cash cost per gold ounce and cash cost per gold ounce on a by-product basis are non-GAAP performance measures that management uses to assess the Company’s performance and its expected future performance. The Company has included the non-GAAP performance measures of cash cost per gold ounce and cash cost per gold ounce on a by-product basis throughout this document. In the gold mining industry, these are common performance measures but they do not have any standardized meaning. As such, they are unlikely to be comparable to similar measures presented by other issuers.

  Management believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, presentation of these measures is to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

  The cash cost per gold ounce is calculated by dividing the operating production costs by the total number of gold ounces sold. The cash cost per gold ounce on a by-product basis is calculated by deducting the by-product silver credits per gold ounce sold from the cash cost per gold ounce.

  Cash cost per gold ounce is calculated for the San Francisco Mine and the Florida Canyon Mine in the same manner as on a consolidated basis.

  For further details, refer to the Company’s Management Discussion and Analysis for the years ended December 31, 2019, 2018 and 2017.
  Net working capital is calculated by deducting current liabilities from current assets.

  Non-GAAP Measure: All-in sustaining cost per gold ounce.

  Cash cost per gold ounce on a by-product basis (“cash cost”) are non-GAAP performance measures that management uses to assess the Company’s performance and its expected future performance. In the gold mining industry, these are common performance measures but they do not have any standardized meaning. As such, they are unlikely to be comparable to similar measures presented by other issuers.

  The Company has adopted an all-in sustaining cost per ounce on a by-product basis performance measure which is calculated in accordance with the guidance note issued by the World Gold Council. Management uses this information as an additional measure to evaluate the Company’s performance and ability to generate cash.

  All-in sustaining costs on a by-product basis include total production cash costs, corporate and administrative expenses, sustaining capital expenditures and accretion for site reclamation and closure costs. These reclamation and closure costs represent the gradual unwinding of the discounted liability to rehabilitate the area around San Francisco and Florida Canyon at the end of their mine lives. The Company believes this measure to be representative of the total costs associated with producing gold; however, this performance measure has no standardized meaning. As such, there are likely to be differences in the method of computation when compared to similar measures presented by other issuers.

  AISC calculated for the Florida Canyon Mine and the San Francisco Mine excludes corporate and administrative expenses and accretion for site reclamation and closure.

  For further details, refer to the Company’s Management Discussion and Analysis for the years ended December 31, 2019, 2018 and 2017.

Cautionary Note Regarding Forward-Looking Statements

Certain statements and information contained in this news release constitute “forward-looking statements” within the meaning of applicable U.S. securities laws and “forward-looking information” within the meaning of applicable Canadian securities laws, which we refer to collectively as “forward-looking statements”. Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future economic conditions and courses of action. All statements and information other than statements of historical fact may be forward-looking statements. In some cases, forward-looking statements can be identified by the use of words such as “seek”, “expect”, “anticipate”, “budget”, “plan”, “estimate”, “continue”, “forecast”, “intend”, “believe”, “predict”, “potential”, “target”, “may”, “could”, “would”, “might”, “will” and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook.

Forward-looking statements in news release include, but are not limited to, statements which relate to future events. Such statements include estimates of future gold prices, current and future gold production at the San Francisco Mine and the Florida Canyon Mine (“the Mines”), the LOM of the Mines, revenue and cash flows generated by the operation of the Mines, operating, capital, cash, closure and all in sustaining costs associated with the Mines, gold grades and recovery at the Mines, mining rates, strip ratios at the Mines and future taxes payable by the Company and its subsidiaries; the Mines’ mineral resource and reserve estimates; and estimates, forecasts and statements with respect to mine plans and designs, including with respect to the replacement of the Florida Canyon mining fleet, the expansion to the leach pad and key infrastructure around the crushing circuit at the Florida Canyon Mine and the benefits expected to be derived therefrom, and planned activities to improve reliability and operating efficiency and reduce operating and sustaining capital cost requirements at the Florida Canyon Mine.

Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited to: the successful completion of development projects, planned expansions or other projects within the timelines anticipated and at anticipated production levels; the accuracy of gold price, production, revenue, capital expenditure, cost, reserve and resource, grade, mining, strip ratio, recovery, mine life, net present value, and tax estimates and other assumptions, projections and estimates made in respect of the Mines; that mineral resources can be developed as planned; interest and exchange rates; that required financing and permits will be obtained; general economic conditions, that labour disputes, flooding, ground instability, fire, failure of plant, equipment or processes to operate are as anticipated and other risks of the mining industry will not be encountered; that contracted parties provide goods or services in a timely manner; that there is no material adverse change in the price of gold, silver or other metals; competitive conditions in the mining industry; title to mineral properties costs; and changes in laws, rules and regulations applicable to the Company. Forward- looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements, or industry results, to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking statements contained herein.

Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this news release herein by reference include, but are not limited to: decreases in the price of gold; competition with other companies with greater financial and human resources and technical facilities; maintaining compliance with governmental regulations and expenses associated with such compliance; ability to hire, train, deploy and manage qualified personnel in a timely manner; ability to obtain or renew required government permits; failure to discover new reserves, maintain or enhance existing reserves or develop new operations; risks and hazards associated with exploration and mining operations; accessibility and reliability of existing local infrastructure and availability of adequate infrastructures in the future; environmental regulation; land reclamation requirements; ownership of, or control over, the properties on which the Company operates; maintaining existing property rights or obtaining new rights; inherent uncertainties in the process of estimating mineral reserves and resources; reported reserves and resources may not accurately reflect the economic viability of the Company’s properties; uncertainties in estimating future mine production and related costs; risks associated with expansion and development of mining properties; currency exchange rate fluctuations; directors’ and officers’ conflicts of interest; inability to access additional capital; problems integrating new acquisitions and other problems with strategic transactions; legal proceedings; uncertainties related to the repatriation of funds from foreign subsidiaries; uncertainties regarding CoViD-19; no dividend payments; volatile share price; negative research reports or analyst’s downgrades and dilution; and other factors contained in the section entitled “Risk Factors” in the Company’s annual information form dated March 19, 2019, and filed on the Company’s SEDAR profile.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

For further information, please contact:
Mark Backens
President & CEO
604-682-4002
info@aliogold.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the New York Stock Exchange American accepts responsibility for the adequacy or accuracy of this news release.